Exhibit 99.1

Grupo Simec Files Its Form 20-F For The 2021 Financial Year

GUADALAJARA, Mexico, July 8, 2022 /PRNewswire/ -- Grupo Simec, S.A.B. de C.V. (NYSE-MKT:SIM and BMV:SIMEC-B) (the “Company”) on May 18, 2022 filed its Annual Report on Form 20-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the investor relations section of the Company’s website at https://gsimec.com.mx/sec-filings.php. Shareholders may request a hard copy of the Form 20-F, including the Company’s complete audited financial statements for the year ended December 31, 2021, free of charge, by contacting the Company’s Finance coordinator, Mario Moreno Cortez, by email at mmoreno@gruposimec.com.mx.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the non-residential construction market and other construction applications.

Contact:	Mario Moreno Cortez Grupo Simec, S.A.B. de C.V. Calzada Lázaro Cárdenas 601 44440 Guadalajara, Jalisco, Mexico +52 333 770 6700